EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D as amended, with respect to the shares of Class A Common Stock, par value $.001 per share, and Class B Common Stock, par value $.001 per share, of National Research Corporation, and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and further agree that this Agreement of Joint Filing be included as an exhibit to such joint filing.

This Agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Date:            February 23, 2018

/s/ Patrick E. Beans
Patrick E. Beans, as the Special Holdings Direction Adviser

AMANDLA MK TRUST

By:        /s/ Patrick E. Beans
Patrick E. Beans, Trustee